87 River Road

Flemington, NJ 08822

September 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director
Division of Corporation Finance

Daniel Morris, Esq.
Heather Percival, Esq.

Gary Todd
Kristin Lochhead

Re:	H/Cell Energy Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed September 7, 2016
File No. 333-212315

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 22, 2016 (the "Comment Letter") relating to the Amendment No. 2 to Registration Statement on Form S-1 filed on September 7, 2016 (the "Registration Statement") by H/Cell Energy Corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Market Potential, page 2

1.	Please revise to include the information contained in your supplemental response to prior comment 3.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include the information contained in our supplemental response to prior comment 3.

Securities and Exchange Commission

September 26, 2016

Cost Savings, page 3

2.	We note your response to prior comment 5; however, please remove the disclosure from your prospectus summary as your calculations appear to be anecdotal given your small sample size.

Response:

The Company respectfully acknowledges the Staff’s comment. While the Company disagrees that the calculations are anecdotal, the Company has revised the Registration Statement to remove the disclosure from the prospectus summary.

Liquidity and Capital Resources, page 18

3.	We note your response to prior comment 7. If you will require up-front payment of the construction costs of your system by your potential customers in order for you to execute your business plan, disclose that fact. Otherwise, please disclose how you plan to fund the execution of your business plan to construct 12 HC-1 systems in the next 18 months given your current liquidity.

Response:

The Company respectfully acknowledges the Staff’s comment. We have revised our disclosure to indicate that customers are required to make payments in tranches, including a payment after a contract is executed (and therefore they are an actual customer, not a potential customer) but prior to commencement of the project.

Cost Savings, page 23

4.	We note your response to prior comment 9. However, as noted in comment 2 above, the estimated costs appear to be anecdotal. Please disclose the current cost of one kWh of energy in New Jersey, and calculate the anticipated monthly utility bill for users based on 40 kWhs usage per day at the current cost. Supplementally provide supporting documentation for the current New Jersey rates you disclose. Also include in your disclosure that your calculation of cost savings assumes your potential customer will have no maintenance costs and is not financing the purchase of your system.

Response:

The Company respectfully acknowledges the Staff’s comment. While the Company disagrees that the estimated costs are anecdotal, the Company has revised the disclosure to provide specific information as to an average consumer in New Jersey. The Registration Statement now uses a monthly bill of approximately $300 for New Jersey.

That figure is based on an average price of 19.1 cents per kilowatt hour (kWh), according to the U.S. Bureau of Labor Statistics (http://www.bls.gov/regions/new-york-new-jersey/news-release/averageenergyprices_newyorkarea.htm). At 40 kWh per day, that is $229.20 per month for the cost of the electricity. In addition to the cost of electricity, a customer also has to pay the local utility company a fee for the delivery of the electricity. According to Public Service Electric and Gas (PSE&G) (https://www.pseg.com/home/customer_service/bill/pdf/understanding_bill.pdf), New Jersey's largest provider of electric and gas service, at 40kWh per day for 30 days, their delivery charges are approximately $59.91, which includes a $2.43 service charge, $45.75 for residential service distribution charges and $11.73 for other residential service distribution charges (societal benefits charge, non-utility generation charge, securitization transition charges, system control charge, solar pilot recovery charge, green programs recovery charge). This averages to $289.11 a month, based upon 30 days each month, however, when factored for a 365 day year, the average monthly cost would be $293.12) and does not include any local sales taxes that may be charged.

Securities and Exchange Commission

September 26, 2016

We have also revised our disclosure to state that our calculation of cost savings assumes that the customer has purchased the system outright and not financed the purchase and does not include any maintenance costs that may be required in connection with the system.

5.	In this regard, quantify your disclosure on page 23 regarding the “minimal maintenance costs for the homes built.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to quantify the reference to “minimal” maintenance costs to state that it has averaged less than $300 a year.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ANDREW HIDALGO
Andrew Hidalgo
Chief Executive Officer

Cc: James M. Turner, Esq.

Marc J. Ross, Esq.